UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EUROSEAS LTD.
(Name of Issuer)
Common Shares, par value $0.03 per share
(Title of Class of Securities)
Y23592200
(CUSIP Number)
November 17, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y23592200
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
12 West Capital Management LP 45-3076594
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
(3) SEC Use Only
(4) Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	0
(8) Shared Dispositive Power:	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
(11) Percent of Class Represented by Amount in Row (9): 0.0%**
(12) Type of Reporting Person (See Instructions): IA

**	12 West Capital Management LP (“12 West Management”) serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership (“12 West Onshore Fund”), and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership (“12 West Offshore Fund”), and possesses the sole power to vote and the sole power to direct the disposition of all securities of Euroseas Ltd. (the “Company”) held by 12 West Onshore Fund and 12 West Offshore Fund. Joel Ramin, as the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, possesses the voting and dispositive power with respect to all securities beneficially owned by 12 West Management.

As of the date of filing of this amendment, 12 West Onshore Fund held no common shares, par value $0.03 per share (“Common Shares”), of the Company, and 12 West Offshore Fund held no Common Shares. Based on information disclosed in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on August 11, 2016, there were 8,195,760 Common Shares outstanding as of June 30, 2016.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13G filed by 12 West Capital Management LP on March 24, 2016, as amended by Amendment No. 1 filed on February 16, 2016 (collectively, the “Schedule 13G”), with respect to the common shares, par value $0.03 per share, of Euroseas Ltd.

Item 1(a). Name Of Issuer:
Euroseas Ltd.
Item 1(b). Address of Issuer’s Principal Executive Offices:
4 Messogiou & Evropis Street 151 24 Maroussi, Greece
Item 2(a). Name of Person Filing:
12 West Capital Management LP
Item 2(b). Address of Principal Business Office or, if None, Residence:
90 Park Avenue, 41st Floor New York, New York 10016
Item 2(c). Citizenship:
12 West Capital Management LP is a Delaware limited partnership.
Item 2(d). Title of Class of Securities:
Common Shares, par value $0.03 per share.
Item 2(e). CUSIP No.:
Y23592200
Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
(a) See Item 9 of the cover pages to the Schedule 13G. (b) See Item 11 of the cover pages to the Schedule 13G. (c) See Items 5 through 8 of the cover pages to the Schedule 13G.
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [x].
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2016
12 WEST CAPITAL MANAGEMENT LP

By:		12 WEST CAPITAL MANAGEMENT, LLC,
its General Partner

	By:	/s/ Joel Ramin
Joel Ramin
its Sole Member

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)